EXHIBIT 22.1

Press Release                                         Source:  Pacel Corporation
Pacel Corp. Announces Final Agreements To Acquire Rosar HR LLC
Thursday September 23, 1:00 pm ET


CHARLOTTE,  N.C..,  September  23  /PRNewswire-FirstCall/  -- Pacel Corp (OTCBB:
PCOR.OB) announces that it has executed all agreements necessary to acquire certain assets of Rossar HR LLC d/b/a YourStaff Solutions(TM) (YourStaff Solutions(TM)), a Pennsylvanian limited liability company.

YourStaff Solutions(TM) is a Professional Employment Organization (PEO) founded in 1987 originally as YourStaff Inc. by President and CEO Marcia J. Sartori. The company specializes in quality human resource management services and guidance for small to mid-sized businesses. The company has averaged billings of $11 million over the last four years, making it an impressive industry leader.
YourStaff Solutions(TM) currently services 17 U.S. and International clients which will add a significant number of work site employees to Pacel's already growing employee base. Upon completion of the acquisition Pacel will have clients in 11 states with annual gross billings in excess of $30 million.

In order to minimize expenses and have a seamless transition of clients, Pacel Corp will manage the business affairs and operations of YourStaff Solutions(TM) until December 31, 2004. Effective January 1, 2005, certain assets of YourStaff Solutions(TM) will then transfer to Pacel Corp.

Ms. Marcia Sartori, President of YourStaff Solutions(TM) stated "We believe becoming part of the Pacel family of superior Human Resource Outsourcing companies allows us to broaden service to our existing clients and add new clients."

Ms. Sartori, a past recipient of the PEO industry's highest award, will bring her 20 years of experience to the Pacel management team. Ms. Sartoti joins Pacel as the Regional Director responsible for PEO operations in the northern mid-Atlantic and mid-West.

"We are very excited about YourStaff Solutions(TM) and Marcia Sartori becoming part of the Pacel family of high quality Human Resource Outsourcing companies. YourStaff Solutions(TM) significantly strengthens Pacel's presence in mid-Atlantic region and strengthens our management team as we continue to grow. The acquisition of YourStaff Solutions(TM) is one example of how Pacel Corp. is dedicated to increasing its revenue and market presence in the growing Human Resource Outsourcing marketplace." stated Gary Musselman, President and CEO of Pacel Corp.

PEO companies are growing at a rate of greater than 20% and most experts predict this rate of growth can be sustained for 5-10 years as PEO's respond to the growing need for their services. The Small Business Administration estimates there are nearly 6 million businesses with fewer than 100 employees. These small to mid-sized businesses employ over 52 million employees with an aggregate payroll of over $1.1 trillion. It is estimated the PEO industry currently has between 2-3 million worksite employees with annual payrolls greater than $18 billion. With just 2% of the market, the growth in PEO services is unlimited. With an average annual growth rate of 20%, more and more business owners are turning to the Professional Employer Industry to provide them with the tools they need to increase productivity and profits.

The statements contained in this press release that are not historical facts are forward-looking statements that involve a number of risks and uncertainties. Therefore, the actual results of future events described in such forward -looking statements could differ materially from these stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are: (i) regulatory and tax developments; (ii) the effectiveness of the Company's sales and marketing efforts; (iii) changes in the competitive environment of the industry; (iv) changes in general economic conditions;(v)changes in the Company's direct costs and operating expenses; (iv) the estimated costs and effectiveness of capital projects and investments in technology and infrastructure. (vii) Management's ability to effectively implement its business strategy. These factors are described in further detail in filing with the Securities and Exchange Commission.


SOURCE: Pacel Corp.